Exhibit Index

Exhibit No. Description

    99.1 Certification of the Company Chief Executive Officer relating to the financial statements attached as a part of the August 9. 2002 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    99.2 Certification of the Company Chief Financial Officer relating to the financial statements attached as a part of the August 9. 2002 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.